Exhibit 99.1

iQIYI Announces Second Quarter 2021 Financial Results

BEIJING, August 12, 2021 – iQIYI, Inc. (Nasdaq: IQ) ("iQIYI" or the "Company"), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

●	Total revenues were RMB7.6 billion (US$1.2 billion1), representing a 3% increase from the same period in 2020.
●	Operating loss was RMB1.1 billion (US$173.7 million) and operating loss margin was 15%, compared to operating loss of RMB1.3 billion and operating loss margin of 17% in the same period in 2020.
●

Net loss attributable to iQIYI was RMB1.4 billion (US$216.4 million), compared to net loss attributable to iQIYI of RMB1.4 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB1.75 (US$0.27), compared to diluted net loss attributable to iQIYI per ADS of RMB1.96 in the same period of 2020.

●	The number of total subscribing members was 106.2 million as of June 30, 2021, or 105.2 million excluding individuals with trial memberships.

“Our second quarter results were largely in line with our expectation,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Despite the fact that the second quarter is traditionally an off-season, the number of our subscribers grew to 106.2 million, driven by the hit original dramas we launched during the quarter. We continued to lead the market across multiple operating metrics. We also saw encouraging momentum from our iQIYI Lite app targeting lower-tier cities in China and from our overseas expansion. We are still in the early stage of industrialization in video production, and we are continuing to drive industry evolution to achieve long-term growth. Leveraging our deep understanding of users, our highly innovative in-house production teams, as well as our advanced technologies, we believe we are well positioned to address current challenges and capture future market opportunities.”

“Our total revenue in the second quarter approached the high end of our guidance,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “We continue to grow our subscribers and diversify our monetization channels through our premium content and massive user base. Our net loss narrowed for five consecutive quarters on a year-over-year basis as we continue to execute our disciplined investment strategy. Looking ahead, we strive to offer increasingly diversified content portfolio in the second half of the year, which is a key pillar to regain the revenue momentum.”

Footnotes:

[1] Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Second Quarter 2021 Financial Results

Total revenues reached RMB7.6 billion (US$1.2 billion), representing a 3% increase from the same period in 2020.

Membership services revenue was RMB4.0 billion (US$618.4 million), flat compared with the same period in 2020.

Online advertising services revenue was RMB1.8 billion (US$282.7 million), representing a 15% increase from the same period in 2020. The increase was primarily driven by the sustained rebound of brand-advertising budgets amid the macroeconomic recovery in China.

Content distribution revenue was RMB687.9 million (US$106.5 million), representing a 20% decrease from the same period in 2020. The decrease was primarily due to less barter transaction, partially offset by the increase of cash transaction.

Other revenues were RMB1.1 billion (US$170.7 million), representing a 20% increase from the same period in 2020, primarily driven by the strong growth of certain business lines.

Cost of revenues was RMB6.9 billion (US$1.1 billion), flat compared with the same period in 2020. Content costs as a component of cost of revenues were RMB5.1 billion (US$794.8 million), flat compared with the same period in 2020.

Selling, general and administrative expenses were RMB1.2 billion (US$183.5 million), representing a 1% decrease from the same period in 2020.

Research and development expenses were RMB676.5 million (US$104.8 million), representing a 2% increase from the same period in 2020.

Operating loss was RMB1.1 billion (US$173.7 million), compared to operating loss of RMB1.3 billion in the same period in 2020. Operating loss margin was 15%, compared to operating loss margin of 17% in the same period in 2020.

Total other expense was RMB226.4 million (US$35.1 million), compared to total other expense of RMB140.8 million during the same period of 2020. This was mainly due to increased interest expenses related to our financing activities.

Loss before income taxes was RMB1.3 billion (US$208.8 million), compared to loss before income taxes of RMB1.4 billion in the same period in 2020.

Income tax expense was RMB30.4 million (US$4.7 million), compared to income tax expense of RMB15.9 million in the same period in 2020.

Net loss attributable to iQIYI was RMB1.4 billion (US$216.4 million), compared to net loss attributable to iQIYI of RMB1.4 billion in the same period in 2020. Diluted net loss attributable to iQIYI per ADS was RMB1.75 (US$0.27) for the second quarter of 2021, compared to diluted net loss attributable to iQIYI per ADS of RMB1.96 in the same period of 2020.

As of June 30, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB12.3 billion (US$1.9 billion).

Financial Guidance

For the third quarter of 2021, iQIYI expects total net revenues to be between RMB7.62 billion (US$1.18 billion) and RMB8.05 billion (US$1.25 billion), representing a 6% to 12% increase year over year. This forecast reflects iQIYI's current and preliminary view, which may be subject to change.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on August 12, 2021, U.S. Eastern Time (7:00 PM on August 12, 2021, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7088859

It will automatically direct you to the registration page of " iQIYI Second Quarter 2021 Earnings Conference Call", where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter "7088859".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through August 19, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	7088859

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI's platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, professional user generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI's strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI's strategies; iQIYI's future business development, financial condition and results of operations; iQIYI's ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI's revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses free cash flow as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that the non-GAAP financial measure provides meaningful supplemental information regarding its liquidity by excluding certain items that may not be indicative of its recurring liquidity position, such as operating cash flows adjusted by capital expenditures. The Company believes that both management and investors benefit from referring to the non-GAAP financial measure in assessing its liquidation and when planning and forecasting future periods. The non-GAAP financial measure also facilitates management’s internal comparisons to iQIYI’s historical liquidity. The Company believes the non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2021	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,045,968	4,311,804	3,992,956	8,680,315	8,304,760
Online advertising services	1,586,083	1,916,584	1,825,333	3,122,853	3,741,917
Content distribution	860,629	779,058	687,891	1,463,401	1,466,949
Others	918,897	960,977	1,102,094	1,794,774	2,063,071
Total revenues	7,411,577	7,968,423	7,608,274	15,061,343	15,576,697

Operating costs and expenses:
Cost of revenues	(6,833,586)	(7,109,394)	(6,868,868)	(14,736,450)	(13,978,262)
Selling, general and administrative	(1,195,632)	(1,200,984)	(1,184,736)	(2,506,235)	(2,385,720)
Research and development	(664,045)	(672,256)	(676,481)	(1,342,180)	(1,348,737)
Total operating costs and expenses	(8,693,263)	(8,982,634)	(8,730,085)	(18,584,865)	(17,712,719)
Operating loss	(1,281,686)	(1,014,211)	(1,121,811)	(3,523,522)	(2,136,022)

Other income/(expenses):
Interest income	44,425	28,569	29,231	101,019	57,800
Interest expenses	(265,656)	(330,585)	(343,124)	(527,686)	(673,709)
Foreign exchange gain/(loss), net	61,199	(13,193)	35,404	(251,223)	22,211
Loss from equity method investments	(62,205)	(3,076)	(64,230)	(159,043)	(67,306)
Others, net	81,389	95,846	116,280	67,578	212,126
Total other expense, net	(140,848)	(222,439)	(226,439)	(769,355)	(448,878)

Loss before income taxes	(1,422,534)	(1,236,650)	(1,348,250)	(4,292,877)	(2,584,900)
Income tax expense	(15,926)	(20,613)	(30,418)	(20,767)	(51,031)

Net loss	(1,438,460)	(1,257,263)	(1,378,668)	(4,313,644)	(2,635,931)
Less: Net income attributable to noncontrolling interests	3,357	9,747	18,559	2,815	28,306
Net loss attributable to iQIYI, Inc.	(1,441,817)	(1,267,010)	(1,397,227)	(4,316,459)	(2,664,237)
Accretion of redeemable noncontrolling interests	(1,747)	(3,194)	(4,343)	(3,464)	(7,537)
Net loss attributable to ordinary shareholders	(1,443,564)	(1,270,204)	(1,401,570)	(4,319,923)	(2,671,774)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.28)	(0.23)	(0.25)	(0.84)	(0.48)
Diluted	(0.28)	(0.23)	(0.25)	(0.84)	(0.48)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(1.96)	(1.61)	(1.75)	(5.88)	(3.36)
Diluted	(1.96)	(1.61)	(1.75)	(5.88)	(3.36)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,151,499,718	5,526,721,856	5,569,531,698	5,144,464,250	5,548,245,034
Diluted	5,151,499,718	5,526,721,856	5,569,531,698	5,144,464,250	5,548,245,034

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	June 30,
	2020	2021
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,915,282	6,684,907
Restricted cash	25,230	51,174
Short-term investments	3,358,174	5,526,397
Accounts receivable, net	3,344,433	3,144,074
Prepayments and other assets	3,515,855	4,049,567
Amounts due from related parties	96,111	190,183
Licensed copyrights, net	1,035,339	890,326
Total current assets	22,290,424	20,536,628

Non-current assets:
Fixed assets, net	1,393,467	1,353,765
Long-term investments	3,202,828	3,422,487
Deferred tax assets, net	51,347	80,368
Licensed copyrights, net	6,435,055	6,714,313
Intangible assets, net	627,198	594,900
Produced content, net	6,556,084	8,675,781
Prepayments and other assets	2,699,423	2,518,445
Operating lease assets	1,001,857	1,049,711
Goodwill	3,888,346	3,888,346
Amounts due from related parties	39,400	81,400
Total non-current assets	25,895,005	28,379,516

Total assets	48,185,429	48,916,144

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	7,561,532	8,227,836
Amounts due to related parties	1,778,783	2,308,768
Customer advances and deferred revenue	3,444,917	3,248,965
Convertible senior notes, current portion	4,752,061	4,777,143
Short-term loans	2,965,957	3,008,224
Long-term loans, current portion	909,034	915,501
Operating lease liabilities, current portion	201,307	209,015
Accrued expenses and other liabilities	3,240,987	3,531,999
Total current liabilities	24,854,578	26,227,451
Non-current liabilities:
Convertible senior notes	11,926,715	12,591,930
Deferred tax liabilities	4,588	12,531
Amounts due to related parties	977,407	852,788
Operating lease liabilities	767,676	700,555
Other non-current liabilities	210,167	196,525
Total non-current liabilities	13,886,553	14,354,329

Total liabilities	38,741,131	40,581,780

Redeemable noncontrolling interests	108,629	230,086

Shareholders’ equity:

Class A ordinary shares	165	172
Class B ordinary shares	183	183
Additional paid-in capital	47,687,483	49,077,376
Accumulated deficit	(40,973,853)	(43,645,627)
Accumulated other comprehensive income	2,542,680	2,590,176
Non-controlling interests	79,011	81,998
Total shareholders’ equity	9,335,669	8,104,278

Total liabilities, redeemable noncontrolling interests and shareholders' equity	48,185,429	48,916,144

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2021	2021
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used for operating activities	(1,358,278)	(1,350,028)	(1,425,910)
Net cash provided by/(used for) investing activities (1)	1,144,401	(2,777,975)	58,140
Net cash provided by financing activities	822,793	610,991	801,074
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(10,016)	(28,225)	(92,498)
Net increase/(decrease) in cash, cash equivalents and restricted cash	598,900	(3,545,237)	(659,194)

Net cash used for operating activities	(1,358,278)	(1,350,028)	(1,425,910)
Less: Capital expenditures (2)	(57,465)	(60,550)	(60,728)
Free cash flow	(1,415,743)	(1,410,578)	(1,486,638)

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.